Exhibit 99

Risks Relating to Our Business

We have incurred significant net losses, primarily due to the current economic climate. Unless we are able to increase our sales or further reduce our costs, we will continue to incur net losses.

     The current economic climate has resulted in reduced capital spending from its peak for networking products. Spending for networking products has stabilized and may see a rebound. It is not expected to return to levels seen at their peak for the foreseeable future. As a result, many of our customers continue to express uncertainty as to their future requirements. While we have experienced a significant increase in net sales, we nevertheless incurred a net loss during the first six months of fiscal 2005. The increase in net sales is largely the result of the acquisition of Sterling. We expect current industry conditions to continue for at least the next 6 to 12 months and perhaps for a longer period. We do not expect substantial growth in the markets we serve. Any decline in demand for our customers’ products or a deterioration of general economic conditions would likely result in reduction in demand for our products and our business, operating results and financial condition would suffer.

     Although we have implemented personnel reductions and other cost reduction programs, many of our costs are fixed in the near term. Consequently, we will need to generate higher revenues while containing costs and operating expenses if we are to return to profitability. If our efforts to increase our revenues and contain our costs are not successful, we will continue to incur net losses.

Our net sales and operating results vary significantly from quarter to quarter, and our stock price may fall if our quarterly performance does not meet analysts’ or investors’ expectations.

     Our quarterly net sales and operating results have varied significantly in the past and are likely to vary significantly in the future, which makes it difficult to predict our future operating results. Accordingly, we believe that quarter-to-quarter comparisons of our net sales and operating results are not meaningful and should not be relied upon as an indicator of our future performance. Some of the factors which cause our net sales and operating results to vary include:

•	the timing of customer orders, particularly from our largest customers;

•	the level of demand for our customers’ products;

•	the cancellation or postponement of orders;

•	our ability to manufacture and ship our products on a timely basis;

•	changes in our product mix;

•	competitive pressures resulting in lower prices;

•	our ability to control costs and expenses;

•	the introduction of new products or technologies by us or our competitors;

•	the timing of our receipt of license fees and royalty payments relating to our intellectual property; and

•	general economic factors.

     Our net sales and operating results have been and in one or more future quarters will likely be below the expectations of public market analysts and investors. If this occurs, the price of our common stock would likely decline.

Our success depends on the long-term growth of the communications industry and its use of our technologies. If these events do not occur, our net sales may decline and our business would likely be significantly harmed.

     Our subsystems and components are used primarily in military, video broadcast, industrial, enterprise, metropolitan area, wide area and telecommunication networks. These markets are rapidly evolving and it is difficult to predict their potential size or future growth rate. In addition, there is uncertainty as to the extent to which communication technologies will be used throughout these markets. Our success in generating revenue in these markets will depend on the long-term growth of these markets and their use of communication technologies. If these markets do not grow, or if the use of communication technologies in these markets does not expand, our net sales may decline and our business would likely be significantly harmed.

     The market for communications equipment is changing rapidly and is dominated by several large manufacturers. Our future growth will depend, in part, upon (1) our ability to develop and introduce new products for this market and (2) the growth of the communications equipment market and (3) our ability to compete successfully in our sales to the communications industry. The growth in the market for communications equipment products and services is dependent on a number of factors, including without limitation:

•	the amount of capital expenditures by network providers;

•	regulatory and legal developments;

•	changes to capital expenditure rates by network providers;

•	the addition of new customers to the market; and

•	end-user demand for integrated Internet, data, video, voice and other network services.

     We cannot predict the growth rate of the market for telecommunications equipment products and services. The current economic climate, changes and consolidation in the service provider market and constraints on capital availability have had a material adverse effect on many of our service provider customers, causing some of these customers to go out of business and a number of other customers to substantially reduce their expansion plans and purchases.

We must develop new products and technology as well as enhancements to existing products and technology in order to remain competitive. If we fail to do so, our products will no longer be competitive and our net sales will decline.

     The market for our products and technology is characterized by rapid technological change, new and improved product introductions, changes in customer requirements and evolving industry standards. Our future success will depend to a substantial extent on our ability to develop, introduce and support new products and technology on a successful and timely basis.

If we fail to develop and deploy new products and technologies or enhancements of existing products on a successful and timely basis or we experience delays in the development, introduction or enhancement of our products and technologies, our products will no longer be competitive and our net sales will decline. The introduction of new and enhanced products may cause our customers to defer or cancel orders for existing products. In addition, a slowdown in demand for existing products ahead of a new product introduction could result in a write down in the value of inventory on hand relating to existing products.

     The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and highly skilled engineering and development personnel, as well as the accurate anticipation of technological and market trends. We cannot assure you that we will be able to identify, develop, manufacture, market or support new or enhanced products successfully, if at all, or on a timely basis. Further, we cannot assure you that our new products will gain market acceptance or that we will be able to respond effectively to product announcements by competitors, technological changes or emerging industry standards. Any failure to respond to technological change would significantly harm our business.

Our products are incorporated into larger systems which must comply with various domestic and international government regulations. If the performance of our products contributes to our customers’ inability to comply with these requirements, we may lose these customers and our net sales will decline.

     In the United States, our products are incorporated into larger systems which must comply with various regulations and standards defined by the Federal Communications Commission and Underwriters Laboratories. Internationally, our products are incorporated into larger systems which must also comply with standards established by local authorities in various countries which may vary considerably. If the performance of our products contributes to our customers’ inability to comply with existing or evolving standards established by regulatory authorities or to obtain timely domestic or foreign regulatory approvals we may lose these customers and our net sales will decline.

If our products fail to comply with evolving industry standards or alternative technologies in our markets, we may be required to make significant expenditures to redesign our products.

     Our products comprise only a part of an entire networking system and must comply with evolving industry standards in order to gain market acceptance. In many cases, we introduce a product before an industry standard has become widely accepted and we depend on the companies that provide other components to support industry standards as they evolve. Because industry standards do not exist in some cases at the time we are developing new products, we may develop products that do not comply with the eventual industry standard. If this occurs, we would need to redesign our products to comply with adopted industry standards. In addition, if alternative technologies were adopted as an industry standard within our target markets, we would have to dedicate significant time and resources to redesign our products to meet this new industry standard. If we are required to redesign our products, we may incur significant expenses and losses due to lack of customer demand, unusable purchased components for these products and the diversion of our engineers from future product development efforts. If we are not successful in redesigning our products or developing new products to meet new standards or any other standard that may emerge, our net sales will decline.

We are also dependent on sales to the military/aerospace industry, including U.S. and foreign government entities.

     Approximately 37.1% of our sales for the period ended October 31, 2004 came from direct and indirect sales to the military/aerospace industry, which is heavily dependent on sales to U.S. and foreign government entities, either directly through contracts with such entities or indirectly through distributors and to prime contractors or subcontractors who are building systems or subsystems for them. A significant decline in U.S. and foreign government expenditures could have a material adverse effect on our sales.

We may continue to derive a significant portion of our net sales from a few large customers, and our net sales may decline significantly if any of these customers cancels, reduces or delays purchases of our products.

     Our success will depend on our continued ability to develop and manage relationships with significant customers. For the six months ended October 31, 2004, our two largest customers and their respective contract manufacturers accounted for 11.8% of our net sales, with General Dynamics and EMC accounting for 7.4% and 4.4% of our net sales, respectively. For the six months ended October 31, 2003, our two largest customers and their respective contract manufacturers accounted for 11% of our net sales, with General Dynamics and Connectivity Technologies accounting for 7% and 4% of our net sales, respectively. We expect our dependence on sales to a small number of large customers to continue.

     The markets in which we sell our products are dominated by a relatively small number of systems manufacturers, thereby limiting the number of our potential customers. As a result, our relationships with these customers are critically important to our business. We cannot assure you that we will be able to retain our largest customers, that we will be able to attract additional customers or that our customers will be successful in selling their products that incorporate our products. Our customers have in the past sought price concessions from us and will continue to do so in the future. Also, many of our customers have canceled, reduced or delayed purchases of our products. Further, some of our customers may in the future shift their purchases of products from us to our competitors or to joint ventures between these customers and our competitors. The loss of or a significant reduction in orders from one or more of our largest customers, our inability to successfully develop relationships with additional customers or future price concessions that we may make could cause our net sales to significantly decline.

Our sales cycle runs from our customers’ initial design to production for commercial sale. This cycle is long and unpredictable and may cause our net sales to decline or increase our operating expenses.

     We cannot predict the timing of our sales accurately because of the length of our sales cycles. As a result, if sales forecasts from specific customers are not realized, we may be unable to compensate for the sales shortfall and our net sales may decline. The period of time between our initial contact with a customer and the receipt of a purchase order may span up to a year or more, and varies by product and customer. During this time, customers may perform, or require us to perform, extensive evaluation and qualification testing of our products. Generally, they consider a wide range of issues before committing to purchase our products, including ability to interoperate with other subsystems and components, product performance and reliability. We may incur substantial sales and marketing expenses and expend significant management effort while our potential customers are qualifying our products. Even after incurring these costs, we ultimately may not sell any or may only sell small amounts of our products to these potential customers. Consequently, if new sales do not result from our efforts to qualify our products, our operating expenses will increase.

Our customers may cease purchasing our products at any time and may cancel or defer purchases on short notice, which may cause our net sales to decline or increase our operating expenses.

     We generally do not have long-term contracts with our customers. Sales are typically made pursuant to individual purchase orders, often with extremely short lead times, that may be canceled or deferred by customers on short notice without significant penalty. Our customers base their orders for our products on the forecasted sales and manufacturing schedules for their own products. Our customers have in the past significantly accelerated, canceled or delayed orders for our products in response to unanticipated changes in the manufacturing schedules for their own products, and will likely do so again in the future. During the last twelve months, our customers have cancelled a number of orders. The reduction, cancellation or delay of individual customer purchase orders has caused and could continue to cause our net sales to decline. Moreover, these uncertainties complicate our ability to accurately plan our manufacturing schedule and may increase our operating expenses.

If we do not decrease our manufacturing costs or increase sales of higher margin products as the average unit price of our existing products decreases, our gross margins will decline.

     The average unit prices of our products frequently decrease as the products mature in response to increased competition, the introduction of new products and increased unit volumes. Most of our products are designed and manufactured in our own facilities. Accordingly, a significant portion of our cost of sales is fixed over the near term. In order to remain competitive, we must continually reduce our manufacturing costs through design and engineering changes and increases in manufacturing efficiencies. We must also continue to develop and introduce on a timely basis new products that incorporate features that can be sold at higher average selling prices. Our inability to reduce manufacturing costs or introduce new products with higher average selling prices will cause our gross margins to decline, which would significantly harm our operating results.

The market for our products is highly competitive, which may result in lost sales or lower gross margins.

     The market for our products is highly competitive. For optoelectronics, we compete primarily with Agilent Technologies, Inc., Finisar Corporation, JDS Uniphase Corporation and Optical Communications Products, Inc. For fiber optics, we compete primarily with Amphenol Corporation, Molex, Inc. and Tyco International, Ltd. and numerous other smaller companies.

For RF products we compete with ADC Telecommunications, Inc, Amphenol, ITT Cannon (a subsidiary of ITT Industries), Kings Electronics Co., Inc, Radiall, S.A. and numerous other companies globally. In the microwave products business, we compete with Huber+Suhner, WL Gore Associates, Inc. and a large number of smaller companies.

     Many of these companies have substantially greater financial, technical, marketing and distribution resources and brand name recognition than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, several of our competitors have large market capitalizations or cash reserves and are much better positioned than we are to acquire other companies in our consolidating industry in order to gain new technologies or products. Many of our competitors have much greater name recognition, more extensive customer bases, better-developed distribution channels and broader product offerings than we do. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. In addition, companies with diversified product offerings can better sustain an economic downturn.

     We expect that more companies, including some of our customers, will enter the markets for our products. We may not be able to compete successfully against either current or future competitors. Competitive pressures, combined with weakening demand, may result in further price reductions, lower margins and loss of market share. In addition, some of our current and potential customers are attempting to integrate their operations by producing their own subsystems or components or acquiring one or more of our competitors which may eliminate the need to purchase our products. Furthermore, larger companies in other related industries are developing and acquiring technologies and applying their significant resources, including their distribution channels and brand name recognition, in an effort to capture significant market share. While this trend has not historically impacted our competitive position, it may result in future decreases in our net sales.

     Further, we manufacture many of our products in the United States and the United Kingdom. Our manufacturing costs are higher than the manufacturing costs of some of our competitors, particularly those located in foreign countries that benefit from lower-priced labor and government subsidies. If our current or potential future customers decide to purchase products from these lower-cost competitors, we could suffer a significant decline in our sales, which could have a material adverse effect on our business, operating results and financial condition.

We depend on suppliers for several key components. If we underestimate or overestimate our requirements for these components, our business could be significantly harmed.

     We purchase several key components that are incorporated into our products from a limited number of suppliers. We have experienced shortages and delays in obtaining key components in the past and expect to experience shortages and delays in the future. These shortages and delays have typically occurred when demand within the industry has increased rapidly and exceeds the capacity of suppliers of key components in the short term. Delays and shortages also often occur in the early stages of a product’s life cycle. The length of shortages and delays in the past has varied from several days to a month. We are unable to predict the length of any future shortages or delays.

     Some of our critical components used in production of certain of our products are purchased from a key supplier which has been acquired by a competitor of the Company. If this supplier increases prices, reduces quantities available to us or ceases to supply us, our business and results of operations may be significantly harmed.

     The inability to obtain sufficient quantities of these components that meet our quality requirements may interrupt and delay the manufacturing of our products or result in the cancellation of orders for our products. In addition, our suppliers could discontinue the manufacture or supply of these components at any time. We may not be able to identify and integrate alternative sources of supply in a timely fashion, or at all. Any transition to alternative suppliers may result in delays in shipment and increased expenses and may limit our ability to deliver products to our customers. Furthermore, if we are unable to identify an alternative source of supply, we may have to redesign or modify our products, which may cause delays in shipments, increased design and manufacturing costs and increased prices for our products.

     We make forecasts for our component requirements based on anticipated product orders. Although we enter into long-term agreements for the purchase of key components from time to time, our purchases of key components are generally made on a purchase order basis. We may also maintain an inventory of limited source components to limit the potential impact of a component shortage. We may not accurately predict the demand for our products and the lead-time required to obtain key components. If we overestimate our requirements, we may have excess inventory, which may become obsolete and would increase our costs. If we underestimate our requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Either of these occurrences would significantly harm our business.

Our success depends on our ability to hire and retain qualified personnel, and if we are unable to do so, our product development efforts and customer relations will suffer.

     Our products require sophisticated manufacturing, research and development, marketing and sales, and technical support. Our success depends on our ability to attract, train and retain qualified technical personnel in each of these areas. Competition for personnel in all of these areas is intense and we may not be able to hire or retain sufficient personnel to achieve our goals or support the anticipated growth in our business. The market for the highly-trained personnel we require is very competitive, due to the limited number of people available with the necessary technical skills and understanding of our products and technology. If we fail to hire and retain qualified personnel, our product development efforts and customer relations will suffer.

Our products may contain defects which may cause us to incur significant costs, divert our attention from product development efforts and result in a loss of customers.

     Our products are complex and may contain defects, particularly when first introduced or as new versions are released. Our customers integrate our subsystems and components into systems and products that they develop themselves or acquire from other vendors. As a result, when problems occur in equipment or a system into which our products have been incorporated, it may be difficult to identify the source of the problem. We may be subject to liability claims for damages related to product defects or experience manufacturing delays as a result of these defects in the future, any or all of which could be substantial. The length of any future manufacturing delays in connection with a product defect will depend on the nature of the defect and whether we or one of our component suppliers was the source of the defect. Moreover, the occurrence of defects, whether caused by our products or technology or the products of another vendor, may result in significant customer relations problems and injury to our reputation and may impair the market acceptance of our products and technology.

We are subject to environmental laws and other legal requirements that have the potential to subject us to substantial liability and increase our costs of doing business.

     Our properties and business operations are subject to a wide variety of environmental, health and safety laws and other legal requirements, including those relating to the storage, use, discharge and disposal of toxic, volatile or otherwise hazardous substances used in our manufacturing processes. We cannot assure you that these legal requirements will not impose on us the need for additional capital expenditures or other requirements. If we fail to obtain required permits or otherwise fail to operate within these or future legal requirements, we may be required to pay substantial penalties, suspend our operations or make costly changes to our manufacturing processes or facilities. Although we believe that we are in compliance and have complied with all applicable legal requirements, we may also be required to incur additional costs to comply with current or future legal requirements.

Economic, political and regulatory risks associated with international operations may limit our sales and increase our costs of doing business abroad.

     A significant portion of our sales are generated from customers located outside the United States, principally in Europe. We also operate a manufacturing facility in the United Kingdom. Sales to customers located outside of the United States were approximately 25.9% of our net sales during the six months ended October 31, 2004 and approximately 41.3% of our net sales during the six months ended October 31, 2003. Our international operations are subject to a number of risks and uncertainties, including:

•	difficulties in managing operations in different locations;

•	changes in foreign currency rates;

•	longer accounts receivable collection cycles;

•	difficulties associated with enforcing agreements through foreign legal systems;

•	seasonal reductions in business activities in some parts of the world, such as during the summer months in Europe;

•	trade protection measures and import and export licensing requirements;

•	changes in a specific country’s or region’s political or economic conditions;

•	potentially adverse tax consequences;

•	the potential difficulty in enforcing intellectual property rights in some foreign countries; and

•	acts of terrorism directed against the United States or U.S. affiliated targets

     These factors could adversely impact our international sales or increase our costs of doing business abroad or impair our ability to expand into international markets, and therefore could significantly harm our business.

We may pursue additional acquisitions. If we are unable to successfully integrate any businesses or technologies that we acquire in the future or are unable to realize the intended benefits of any future acquisitions, our business will be harmed.

     As part of our strategy, we may pursue opportunities to buy other businesses or technologies that would complement our current products, expand our markets or enhance our technical capabilities, or that may otherwise offer growth opportunities. Our experience in acquiring other businesses and technologies is limited. Acquisitions could result in a number of financial consequences, including:

•	use of significant amounts of cash;

•	the incurrence of debt and contingent liabilities;

•	potentially dilutive issuances of equity securities;

•	large one-time write-offs; and

•	amortization expenses related to goodwill and other intangible assets.

Acquisitions also involve numerous operational risks, including:

•	difficulties in integrating operations, products, technologies and personnel;

•	unanticipated costs or write-offs associated with the acquisition;

•	diversion of management’s attention from other business concerns;

•	diversion of capital and other resources from our existing businesses; and

•	potential loss of key employees of purchased organizations.

     If we are unable to successfully integrate other businesses or technologies that we may acquire in the future or are unable to realize the intended benefits of any future acquisitions, our business will be harmed.

Our inability to protect our intellectual property rights would significantly impair their value and our competitive position.

     We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements and licensing arrangements, to establish and protect our proprietary rights. Although we have numerous issued patents and pending patent applications, we cannot assure you that any patents will issue as a result of our pending patent applications or, if issued, that any patent claim allowed will be sufficiently broad to protect our technology. In addition, we cannot assure you that any existing or future patents will not be challenged, invalidated or circumvented, or that any right granted thereunder would provide us with meaningful protection of our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. We may be unable to detect the unauthorized use of our intellectual property or to take appropriate steps to enforce our intellectual property rights. Policing unauthorized use of our products and technology is difficult. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. Further, enforcing our intellectual property rights could result in the expenditure of significant financial and managerial resources and the success of these efforts cannot be predicted with certainty. Litigation has been necessary and may continue to be necessary in the future to enforce our intellectual property rights. This litigation could be costly and its outcome cannot be predicted with certainty. Our inability to adequately protect against unauthorized use of our intellectual property would significantly impair its value and our competitive position.

We are currently involved in pending patent litigation which, if decided against us, could impair our ability to prevent others from using our technology, result in the loss of future royalty income and require us to pay significant monetary damages.

     We are a plaintiff in a lawsuit relating to our intellectual property rights. The defendant in this lawsuit is Picolight, Inc. (District of Delaware). In this action, the Company alleges that optoelectronic products sold by the defendant infringe numerous of the Company’s patents. We are seeking monetary damages and injunctive relief. The defendant in this lawsuit has asserted an affirmative defense and filed counterclaims and contends that the patents are invalid, unenforceable and/or not infringed by the products sold by the defendant. Picolight has asserted an antitrust counterclaim based on the alleged unenforceability of our patents. If successful, the defendant is seeking attorneys’ fees and costs in connection with the lawsuit. We intend to pursue this lawsuit and defend against the counterclaims vigorously. On November 24, 2003, a jury returned a verdict finding that Picolight infringed six of our patents. The case is currently in the inequitable conduct phase and we are awaiting the judge’s ruling. The third phase on validity is dependent on the outcome of the inequitable conduct phase, and would be followed by the damages phase.

     The outcome of this lawsuit cannot be predicted with certainty. If one or more of these patents were found to be invalid or unenforceable, we would lose the ability to prevent others from using the technologies covered by the invalidated patents. This could result in significant decreases in our sales and gross margins for our products that use these technologies. In addition, we would lose the future royalty payments from our current licensees of these patents. We could also be required to pay significant monetary damages to one or more of the defendants or be required to reimburse them for their legal fees. Accordingly, if one or more of these patents were found to be invalid or unenforceable, our business would be significantly harmed.

Various litigation matters, in which we are a defendant could result in significant monetary damages and expenses or restrictions on our ability to sell our products.

     We are involved in various litigation matters that arise from time to time in the ordinary course of business. Our Annual Reports on Form 10-K and quarterly reports on Form 10-Q describe certain matters in which we are a defendant.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, third parties may assert patent, copyright and other intellectual property rights to technologies used in our business. In addition, our rights to use our name or other trademarks are subject to challenge by others. Any claims, with or without merit, could be time-consuming, result in costly litigation, and divert the efforts of our technical and management personnel. If we are unsuccessful in defending ourselves against such claims, we could be subject to significant monetary damages and may be required to do one or more of the following: (1) stop using the challenged technology or selling our products that use or incorporate such technology, (2) attempt to obtain a license to sell or use the relevant technology, which license may not be available on reasonable terms or at all, (3) attempt to license a substitute technology on reasonable terms or (4) redesign the applicable products to avoid infringement.

     In the event a claim against us was successful and we could not obtain a license to the relevant technology on acceptable terms or license a substitute technology or redesign our products to avoid infringement, our business would be significantly harmed.

Risks Relating to the Securities Markets and Ownership of Our Common Stock

The market prices for securities of technology related companies have been volatile in recent years and our stock price could fluctuate significantly.

     Our common stock has been publicly traded only since June 27, 2000. The market price of our common stock has been subject to significant fluctuations since the date of our initial public offering. These fluctuations could continue. Factors that could affect our stock price include:

•	economic and stock market conditions generally and specifically as they may impact participants in the communication industry;

•	earnings and other announcements by, and changes in market evaluations of, participants in the optical communication industry;

•	changes in financial estimates and recommendations by securities analysts following our stock;

•	announcements or implementation by us or our competitors of technical innovations or new products; and

•	strategic moves by us or our competitors, such as acquisitions.

     In addition, the securities of many companies have experienced extreme price and volume fluctuations in recent years, often unrelated to the companies’ operating performance. Specifically, market prices for securities of technology related companies have frequently reached elevated levels, often following their initial public offerings. These levels may not be sustainable and may not bear any relationship to these companies’ operating performances.

Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company, which could decrease the value of your shares.

     Our restated certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include a classified board of directors and limitations on actions by our shareholders by written consent. In addition, our board of directors has the right to issue preferred stock without shareholder approval, which could be used to dilute the stock ownership of a potential hostile acquiror. Delaware law also imposes some restrictions on mergers and business combinations between us and any holder of 15% or more of our outstanding common stock. These provisions apply even if the offer may be considered beneficial by some shareholders.

Risks Relating to the Merger with Sterling

We may be unable to successfully complete the integration of the operations of the Company and Sterling and realize the full cost savings we anticipate.

     The merger involves the integration of two companies that previously operated independently. The difficulties of combining the companies’ operations include:

•	the necessity of coordinating geographically separated organizations, systems and facilities; and

•	integrating personnel with diverse business backgrounds and organizational cultures.

     The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company’s business and the possible loss of key personnel. The diversion of management’s attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies’ operations could have an adverse effect on the business, results of operations, financial condition or prospects of the combined company after the merger. We cannot give any assurance that anticipated operating efficiencies will be realized within the time periods contemplated or even that they will be realized at all.

Other Risks Relating to Our Business

We are exploring various strategic alternatives to maximize shareholder value, including a possible sale of the Company. The outcome of this process is uncertain.

     On May 19, 2004, we announced that our Board of Directors had decided to explore various strategic alternatives to maximize shareholder value, including a possible sale of the Company. In that connection, our Board of Directors has formed a committee and has retained CIBC World Markets Corp, as its exclusive financial advisor. There can be no assurance that a transaction will result involving the Company.